EXHIBIT 99.1

B2Gold Announces Total Gold Production for Q4 2023 of 288,665 oz; Total Gold Production for 2023 of 1,061,060 oz, Achieving Upper Half of 2023 Guidance; 2024 Guidance, Preliminary 2025 Production Outlook and Gold Prepay Arrangement

VANCOUVER, British Columbia, Jan. 23, 2024 (GLOBE NEWSWIRE) -- B2Gold Corp. (TSX: BTO, NYSE AMERICAN: BTG, NSX: B2G) (“B2Gold” or the “Company”) is pleased to announce its gold production and gold revenue for the fourth quarter and full year 2023, its gold production and cost guidance for 2024, preliminary 2025 production outlook, and a gold prepayment arrangement. All dollar figures are in United States dollars unless otherwise indicated. Canadian dollars are converted to United States dollars at an exchange rate of 1.35 to 1.

2023 Highlights

  Strong quarterly total gold production in Q4 2023: Higher than anticipated total gold production in the fourth quarter of 2023 of 288,665 ounces, including 18,054 ounces of attributable production from Calibre Mining Corp. (“Calibre”).
  Achieved upper half of 2023 annual gold production guidance: Total gold production for 2023 was 1,061,060 ounces (including 68,717 ounces of attributable production from Calibre), achieving the upper half of 2023 guidance and marking the Company’s eighth consecutive year of meeting or exceeding annual production guidance.
  Strong quarterly gold revenue to finish 2023: Consolidated gold revenue in the fourth quarter of 2023 of $512 million on sales of 256,921 ounces at an average realized gold price of $1,993 per gold ounce. For the full year 2023, consolidated gold revenue was $1,934 million on sales of 994,060 ounces at an average realized gold price of $1,946 per gold ounce.
  Re-affirm full year 2023 total consolidated cost guidance: Total consolidated cash operating costs (see “Non-IFRS Measures”) for the year (including attributable results for Calibre) are still expected to be slightly below the guidance range of $670 and $730 per ounce and total consolidated all-in sustaining costs (“AISC”) (see “Non-IFRS Measures”) for the year (including attributable results for Calibre) are still forecast to be at the low end of the guidance range of between $1,195 and $1,255 per ounce.
  Achieved significant safety milestone of 5 years without a Lost Time Injury at Masbate: On November 17, 2023, the Masbate Mine, located in the Philippines, achieved a major safety milestone, exceeding 32 million hours, 1,826 days, worked without a Lost Time Injury. B2Gold has a longstanding commitment to continuous safety improvement at all of its sites, and its goal of sending everyone home safe at each of its operations and projects.

2024 Guidance and 2025 Preliminary Outlook Highlights

  Total gold production is anticipated to be 860,000 to 940,000 ounces in 2024: Total gold production guidance for 2024 of 860,000 to 940,000 ounces, including 40,000 to 50,000 ounces of attributable production from Calibre. The expected decrease in gold production relative to 2023 is predominantly due to lower production at the Fekola Complex as a result of the delay in receiving an exploitation license for Fekola Regional from the Government of Mali, delaying the 80,000 to 100,000 ounces that were scheduled in the life of mine plan to be trucked to the Fekola mill and processed in 2024. The contribution of this gold production from Fekola Regional is now assumed to start at the beginning of 2025.
  Total consolidated cash operating costs and all-in sustaining costs reflect a transition year at the Company in 2024: Total consolidated cash operating cost guidance of $835 to $895 per gold ounce, higher than the 2023 guidance range due to the processing of lower-grade ore at Fekola in 2024. Total AISC guidance of $1,360 to $1,420 per gold ounce, reflecting the final full year of spending on both the new Fekola Tailings Storage Facility (“TSF”) and the Fekola solar plant expansion, in addition to the ongoing substantial capitalized stripping campaign planned at Fekola for 2024.
  B2Gold consolidated gold production expected to increase to record levels in 2025: Based on current estimates, consolidated gold production in 2025 is expected to be between 1,130,000 and 1,260,000 ounces, driven by a significant increase in gold production from the Fekola Complex, relative to 2024, as a result of the scheduled mining and processing of higher-grade ore from the Fekola and Cardinal pits made accessible by the meaningful stripping campaign that will be undertaken throughout 2024, a full year contribution of higher-grade ore from Fekola Regional, and commencement of mining the higher-grade Fekola underground (subject to receipt of necessary permits for Fekola Regional and Fekola underground). In addition, the Goose Project is expected to commence gold production in the first quarter of 2025 and contribute between 220,000 and 260,000 ounces of gold production in calendar year 2025. As a result of the expected completion of several capital projects in 2024 and early 2025, it is expected that there will be a significant decrease in both sustaining and growth capital expenditures in 2025 as well.
  Construction at the Goose Project is progressing on track, with the project remaining on schedule for first gold pour in the first quarter of 2025: Construction continues ahead of schedule within the mill and processing buildings, along with preparatory work for peak construction activities in the second and third quarter of 2024. Mine development is well underway at the Echo Pit and Umwelt Underground mine to generate high-grade stockpiles prior to mill commissioning. Following the successful completion of the 2023 sea lift, the construction of the Winter Ice Road (“WIR”) is well underway and expected to be completed on schedule and fully operational as of the second full week of February 2024, transporting all required materials from the Marine Laydown Area (“MLA”) to the Goose Project site by the end of April 2024.
  Goose Project construction capital estimate revised to C$1,050 million: After completing a detailed review of the Goose Project design, materials, and construction schedule as part of the 2024 budgeting process, the Company is revising the total construction capital estimate from C$800 million to C$1,050 million. Most of the increase in the construction capital estimate relates to underestimated labour and site operating costs in the feasibility study, along with additional general inflationary impacts on construction materials, consumables and transportation costs. In addition, a detailed review of the project design has identified deficiencies in project components including power generation and distribution, laboratory, piping, and controls and instrumentation, which are being corrected to deliver a reliable operation. As of December 31, 2023, approximately C$715 million total cash has been spent on the Goose Project (by B2Gold and Sabina Gold & Silver Corp. (“Sabina”)). Future construction capital cost variance is expected to be minimal as over half of the construction capital costs to be incurred in 2024 are related to labour in order to bring the project close to commissioning by the end of the year, and all major components have been purchased or are under contract.
  Results of the Fekola Complex optimization study outlining the trucking of ore from the Anaconda Area (comprised of the Bantako, Menankoto and Bakolobi permits) to be released in the first quarter of 2024: Initial results of a Fekola Complex optimization study indicate that the trucking of both oxide and sulphide ore from the Anaconda Area to the Fekola mill is the optimal option to maximize the value of Fekola Regional, and to extend the processing life of the Fekola mill. The study is expected to be released in the first quarter of 2024.
  Preliminary economic assessment (“PEA”) on the Gramalote Project expected by the end of the second quarter of 2024: The Company completed a detailed review of the Gramalote Project, including the facility size and location, power supply, mining and processing options, tailings design, resettlement, potential construction sequencing and camp design to identify potential cost savings to develop a smaller scale project. A formal study commenced in the fourth quarter of 2023, with the goal of completing a PEA by the end of the second quarter of 2024.
  Continued focus on exploration investment across B2Gold’s highly prospective land packages: $63 million allocated to exploration in 2024 to support organic growth by advancing the Company’s pipeline of development, brownfield and greenfield exploration projects, with a considerable portion allocated to continue the significant exploration campaign at the Back River Gold District.

Gold Prepay Highlights

  Upfront payment of $500 million, used to fund sustaining, development and growth projects across the operating portfolio, and increase financial capacity for potential growth projects in Namibia and Colombia: On January 23, 2024, B2Gold completed a gold prepayment for $500 million, based on gold forward curve prices averaging approximately $2,191 per ounce, in exchange for equal monthly deliveries of gold from July 2025 to June 2026 totaling 264,775 ounces, representing approximately 10% of expected annual gold production in each of 2025 and 2026 (subject to finalization of production guidance for 2025 and 2026). The gold forward sale and prepay arrangement (the “Gold Prepay”) was executed by existing revolving credit facility participants Bank of Montreal, Canadian Imperial Bank of Commerce, ING Capital Markets LLC, and National Bank of Canada.

Fourth Quarter and Full Year 2023 Gold Production

Mine-by-mine production in the fourth quarter and full year 2023 was as follows:

	Gold Production (ounces)
Mine	Q4 2023	FY 2023	FY 2023 Guidance
Fekola Complex	143,010	590,243	580,000 - 610,000
Masbate	46,490	193,502	170,000 - 190,000
Otjikoto	81,111	208,598	190,000 - 210,000
B2Gold Consolidated (1)	270,611	992,343	940,000 – 1,010,000
Equity interest in Calibre (2)	18,054	68,717	60,000 - 70,000
Total	288,665	1,061,060	1,000,000 – 1,080,000

(1) “B2Gold Consolidated” gold production is presented on a 100% basis, as B2Gold fully consolidates the results of its Fekola, Masbate and Otjikoto mines in its consolidated financial statements (even though it does not own 100% of these operations).
(2) “Equity interest in Calibre” represents the Company’s approximately 24% indirect share of Calibre’s operations throughout 2023. B2Gold applies the equity method of accounting for its 24% ownership interest in Calibre throughout 2023.

Fekola Mine – Mali

Q4 2023
Tonnes of ore milled (Mt)	2.42
Grade (grams/tonne)	1.99
Recovery (%)	93.4
Gold production (ounces)	143,010
Gold sold (ounces)	128,321

The Fekola Mine in Mali (owned 80% by the Company and 20% by the State of Mali) produced 143,010 ounces in the fourth quarter, higher than anticipated largely due to processing additional higher-grade ore from Fekola Phase 6 and Cardinal pits. The Fekola processing facilities continued to outperform expectations with 2.42 million tonnes processed during the fourth quarter. Mined ore tonnage and grade continue to reconcile well with the Fekola resource model.

For the full year 2023, the Fekola Mine produced 590,243 ounces of gold, near the mid-point of the annual guidance range of 580,000 to 610,000 ounces.

Masbate Mine – The Philippines

Q4 2023
Tonnes of ore milled (Mt)	2.08
Grade (grams/tonne)	0.90
Recovery (%)	77.0
Gold production (ounces)	46,490
Gold sold (ounces)	53,500

The Masbate Mine in the Philippines continued its strong performance in the fourth quarter of 2023, producing 46,490 ounces of gold, in line with expectations, as a result of slightly higher than anticipated mill throughput and gold recoveries, offset by slightly lower than expected ore grade processed.

For the full year 2023, the Masbate Mine produced 193,502 ounces of gold, exceeding the upper end of its guidance range of 170,000 to 190,000 ounces.

Otjikoto Mine – Namibia

Q4 2023
Tonnes of ore milled (Mt)	0.89
Grade (grams/tonne)	2.88
Recovery (%)	98.5
Gold production (ounces)	81,111
Gold sold (ounces)	75,100

The Otjikoto Mine in Namibia, in which the Company holds a 90% interest, produced 81,111 ounces of gold in the fourth quarter of 2023, a quarterly record, with production from the Wolfshag underground mine remaining consistent through the quarter.

For the full year 2023, the Otjikoto Mine produced 208,598 ounces of gold, near the upper end of its guidance range of 190,000 to 210,000 ounces.

Fourth Quarter and Full Year 2023 Gold Revenue

For the fourth quarter of 2023, consolidated gold revenue was $512 million on sales of 256,921 ounces at an average realized gold price of $1,993 per ounce. For the full year 2023, consolidated gold revenue was $1,934 million on sales of 994,060 ounces at an average realized gold price of $1,946 per ounce.

2024 Production and Cost Guidance

Guidance (100% Basis)	Fekola Complex (1)	Masbate	Otjikoto	Calibre (2)	Back River	Other	Total (3)
Gold Production (koz)	470 - 500	170 - 190	180 - 200	40 - 50	-	-	860 - 940
Cash Operating Costs ($/oz produced)	835 – 895	945 – 1,005	685 – 745	1,000 – 1,100	-	-	835 - 895
Sustaining Capital Expenditures ($M)	122	27	-	-	17	-	166
Capitalized Stripping / Capitalized Development ($M)	80	6	32	-	-	-	118
Sustaining Mine Exploration Expenditures ($M)	1	2	-	-	-	-	3
General & Administrative ($M)	10	7	4	-	-	49	70
All-In Sustaining Costs ($/oz sold)	1,420 – 1,480	1,300 – 1,360	960 – 1,020	1,275 – 1,375	-	-	1,360 – 1,420
Growth / Construction Capital Expenditures ($M)	107	16	1	-	207	13	344
Non Capitalized Stripping / Underground Development ($M)	-	-	-	-	109	-	109
Growth Exploration Expenditures ($M)	9	1	9	-	28	13	60
Total Growth / Non-Sustaining Capital Expenditures ($M)	116	17	10	-	344	26	513

(1) The Fekola Complex is comprised of the Fekola Mine (Medinandi permit hosting the Fekola and Cardinal pits and the Fekola underground) and Fekola Regional (Anaconda Area (Bantako, Menankoto and Bakolobi permits) and the Dandoko permit).
(2) “Equity interest in Calibre” represents the Company’s expected 15% indirect share of Calibre’s operations effective January 24, 2024. B2Gold applies the equity method of accounting for its expected 15% ownership interest in Calibre effective January 24, 2024.
(3) Totals may not add due to rounding.

In 2024, B2Gold expects total gold production to be between 860,000 and 940,000 ounces (including 40,000 to 50,000 attributable ounces from Calibre).

The Company’s total consolidated cash operating costs for the year (including estimated attributable results for Calibre) are forecast to be between $835 and $895 per ounce and total consolidated AISC (including estimated attributable results for Calibre) are forecast to be between $1,360 and $1,420 per ounce.

The Company’s consolidated gold production is expected to be relatively consistent throughout 2024, with third quarter production expected to be slightly lower, and fourth quarter production expected to be slightly higher.

Fekola Complex – Mali

The Fekola Complex in Mali includes both the Fekola Mine and Fekola Regional. The Fekola Complex’s total 2024 gold production is anticipated to decrease relative to 2023, predominantly due to lower production at the Fekola Complex as a result of the delay in receiving an exploitation license for Fekola Regional, delaying the 80,000 to 100,000 ounces that were scheduled in the life of mine plan to be trucked to the Fekola mill and processed in 2024. The contribution of this gold production from Fekola Regional is now assumed to start at the beginning of 2025.

At the Fekola Mine, ore will continue to be mined from the Fekola and Cardinal pits. Receipt of an exploitation license for Fekola Regional remains outstanding pending finalization of an implementation decree for the new 2023 Mining Code by the State of Mali. As a result, no production is forecast from Fekola Regional in 2024. The new 2023 Mining Code is not expected to impact the matters that have been stabilized for the Fekola Mine operations under the existing Fekola mining convention entered into under the 2012 Mining Code, and the impact of a new 2023 Mining Code on the Fekola Regional licenses is being clarified by the Company. B2Gold recently held meetings with the representatives of the Government of Mali regarding the 2023 Mining Code. The Government of Mali assisted the Company in clarifying the application of the 2023 Mining Code to existing and future projects in Mali, and also expressed their desire for B2Gold to rapidly progress the development of Fekola Regional and committed to assisting the Company in such development.

The haul road from Fekola Regional (Bantako North) to the Fekola Mine is operational and construction of the haul roads and mining infrastructure (warehouse, workshop, fuel depot and offices) was completed on schedule in the fourth quarter of 2023. Mining operations will commence upon receipt of an exploitation license, with gold production approximately three months after commencement. If an exploitation license for Fekola Regional is received in the first half of 2024, there is potential for 2024 Fekola Complex production to be supplemented with up to 18,000 ounces of higher-grade ore from Fekola Regional.

In 2025, the Company expects a significant increase in gold production at the Fekola Complex as a result of the scheduled mining and processing of higher-grade ore from the Fekola and Cardinal pits, full year contribution of higher-grade ore from Fekola Regional and commencement of mining the higher-grade Fekola underground (subject to receipt of necessary permits).

Fekola is expected to process 9.4 million tonnes of ore during 2024 at an average grade of 1.77 grams per tonne (“g/t”) gold with a process gold recovery of 90.9%. Gold production is expected to be evenly weighted between the first half of 2024 and the second half of 2024. In the second half of 2024, gold production is weighted approximately 40% to the third quarter and approximately 60% to the fourth quarter.

The expected increase in Fekola’s AISC for 2024 relative to 2023 reflects, predominantly, the expected decrease in production at Fekola in 2024 due to the delay in receiving an exploitation license for Fekola Regional, delaying the 80,000 to 100,000 ounces that were scheduled in the life of mine plan to be trucked to the Fekola mill and processed in 2024, and higher sustaining capital expenditures. Capital expenditures in 2024 at Fekola are expected to total approximately $309 million, of which approximately $202 million is classified as sustaining capital expenditures and $107 million is classified as growth capital expenditures. Sustaining capital expenditures are anticipated to include:

  $80 million for capitalized stripping;
  $45 million for construction of a new TSF to be completed in the second quarter of 2025;
    Construction is currently on schedule;
  $39 million for new and replacement Fekola mining equipment, including capitalized rebuilds; and
  $19 million for the expansion of the Fekola solar plant to be completed in the third quarter of 2024;
    Construction is currently on schedule.

Growth capital expenditures are anticipated to include:

  $64 million for underground mine development;
    Fekola underground ore production anticipated to commence in the first half of 2025, ahead of the previously announced schedule; and
  $43 million for mine development and infrastructure at Fekola Regional.

As a result of the expected completion of several capital projects in 2024 and early 2025, it is expected that there will be a significant decrease in both sustaining and growth capital expenditures in 2025, resulting in lower AISC.

Masbate Mine – The Philippines

Gold production at Masbate is expected to be relatively consistent throughout 2024. Masbate is expected to process 7.9 million tonnes of ore at an average grade of 0.93 g/t gold with a process gold recovery of 76.0%. Mill feed will be a blend of mined fresh ore from the Main Vein pit and low-grade ore stockpiles.

Capital expenditures for 2024 at Masbate are expected to total $49 million, of which approximately $33 million is classified as sustaining capital expenditures and $16 million is classified as growth capital expenditures. Sustaining capital expenditures are anticipated to include:

  $16 million for new and replacement Masbate mining equipment, including capitalized rebuilds;
  $6 million for capitalized stripping;
  $6 million for process plant; and
  $3 million for TSF expansion.

Growth capital expenditures are anticipated to include $16 million for land acquisition and relocation costs for new open pits.

Otjikoto Mine – Namibia

Gold production at Otjikoto is expected to be relatively consistent throughout 2024. Otjikoto is expected to process a total of 3.4 million tonnes of ore at an average grade of 1.77 g/t gold with a process gold recovery of 98.0%. Processed ore will be sourced from the Otjikoto pit and the Wolfshag underground mine, supplemented by existing medium and high-grade ore stockpiles. Open pit mining operations are scheduled to ramp down throughout 2024 and conclude in 2025, while underground mining operations at Wolfshag will continue through 2026. Exploration results received to date indicate the potential to extend underground production at Wolfshag past 2026, supplementing the processing operations which will continue until 2031 when economically viable stockpiles are forecast to be exhausted.

In addition, the Company recently received positive exploration drilling results from a new area, located approximately 3 kilometers (“km”) south of the Otjikoto Mine Phase 5 open pit, referred to as the Antelope deposit, which the Company will be providing a more detailed update on in a separate news release in the near-term.

Capital expenditures in 2024 at Otjikoto are expected to total $33 million, of which approximately $32 million is classified as sustaining capital expenditures and $1 million is classified as growth capital expenditures. Sustaining capital expenditures are anticipated to include $32 million for capitalized stripping and deferred underground development.

Goose Project – Canada

B2Gold recognizes that respect and collaboration with the Kitikmeot Inuit Association (“KIA”) is central to the license to operate in the Back River Gold District and will continue to prioritize developing the project in a manner that recognizes Inuit priorities, addresses concerns and brings long-term socio-economic benefits to the Kitikmeot Region. B2Gold looks forward to continuing to build on its strong collaboration with the KIA and Kitikmeot Communities. Additionally, B2Gold congratulates Nunavut Tunngavik Inc. and the Governments of Nunavut and Canada for reaching a landmark Nunavut Land and Resources Devolution Agreement. The signing of this agreement is an incredible milestone for Nunavummiut and all Canadians. With this agreement, Nunavummiut now have a greater role in the management of lands and resources across their vast territory. This will strengthen decision making and enhance socio-economic opportunities. B2Gold looks forward to advancing its relationships with Nunavummiut to continue to contribute to Nunavut’s growing resource economy.

Construction at the Goose Project continues to progress on track, with the project remaining on schedule to pour gold in the first quarter of 2025. Concrete and steel works in the mill area to date are progressing ahead of schedule. Exterior cladding of the mill building and truck shop is complete, and cladding of the power house will start in the first quarter of 2024, allowing for work to continue through the colder months and remain on schedule. Additionally, the ball mill will be set in place in the first quarter of 2024, approximately four months ahead of schedule, and the focus will shift to piping and mechanical systems as materials begin to arrive via the WIR road from the MLA.

The 163 km WIR between the MLA and the Goose Project is scheduled to operate between early February and the end of April 2024. The 2024 WIR construction team mobilized to the MLA and Goose Project sites in December 2023 and construction of the 2024 WIR is well underway and expected to be completed on schedule and fully operational as of the second full week of February 2024.

As of December 31, 2023, approximately C$715 million total cash has been spent on the Goose Project (by B2Gold and Sabina). After completing a detailed review of the Goose Project design, materials, and construction schedule as part of the 2024 budgeting process, the Company is revising the total construction capital estimate from C$800 million to C$1,050 million. Most of the increase in the construction capital estimate relates to underestimated labour and site operating costs in the feasibility study, along with additional general inflationary impacts on construction materials, consumables, and transportation costs. In addition, a detailed review of the project design has identified deficiencies in project components including power generation and distribution, laboratory, piping, and controls and instrumentation, which are being corrected to deliver a reliable operation. In 2024, B2Gold expects to incur approximately C$280 million in construction capital costs. Future construction capital cost variance is expected to be minimal as over half of the construction capital costs to be incurred in 2024 are related to labour in order to bring the project close to commissioning by the end of the year, and all major components have been purchased or are under contract.

In addition, the net cost of open pit and underground development, deferred stripping, and sustaining capital expenditures to be incurred prior to first gold production is estimated at approximately C$200 million (including approximately C$125 million of direct mining costs related to open pit and underground development). The cost of these initiatives is primarily related to optimization changes in the underground mine plan as a result of switching the underground mining method to long-hole stoping and prioritizing ore from the Umwelt crown pillar area ahead of the zones below. It is anticipated that the increase in underground development costs will be offset during operations through lower sustainable operating costs than could be achieved with the cut-and-fill underground mining method. Additionally, B2Gold has elected to advance open pit mining of the Echo Pit, which is underway and will produce construction fill, stockpile ore and provide tailings storage capacity. Open pit mining of the Umwelt Pit is expected to commence in the first quarter of 2024 and will produce much of the commissioning ore as well as future tailings storage. In 2024, B2Gold expects to incur approximately C$170 million in open pit and underground development, deferred stripping, and sustaining capital expenditures.

In 2024, the Company will undertake a buildup of working capital over the Goose Project construction period up to the first quarter of 2025 in order to materially de-risk the execution of the production ramp-up phase and initial years of operation by including 2025 and certain 2026 consumables and sustaining capital equipment on the 2024 sealift. Areas of focus for working capital include: accelerated purchase and additional storage of diesel fuel to manage the requirements for operations in 2025 and part of 2026; critical inventory of consumables and spares for mining and processing to avoid the requirement for air transport; and development of open pit and underground ore stockpiles to provide a consistent and uninterrupted feed to the process plant. It is estimated that approximately C$205 million of fuel, reagents, and other working capital items will be purchased in 2024 to build up site inventory levels, which will substantially de-risk the project from operational and supply chain disruptions.

Gramalote Project – Colombia

B2Gold's in-house projects team has commenced work on various smaller scale project development plans for the Gramalote Project, with the goal of identifying a higher-return project than the previously contemplated joint venture development plan. Based on the results of the 2022 Gramalote feasibility study, the contemplated larger scale project did not meet the combined investment return thresholds for development by both B2Gold and AngloGold Ashanti Limited. B2Gold has commenced a detailed review of the Gramalote Project, including the facility size and location, power supply, mining and processing options, tailings design, resettlement, potential construction sequencing and camp design to identify potential cost savings to develop a smaller scale project. The results of the review allowed the Company to determine the optimal parameters and assumptions for a formal study, which commenced in the fourth quarter of 2023, with the goal of completing an initial assessment by the end of the second quarter of 2024.

Capital expenditures in 2024 at Gramalote are expected to be relatively stable throughout the year, totaling $13 million related to project study costs and ongoing care and maintenance.

Exploration

B2Gold is planning another year of extensive exploration in 2024 with a budget of approximately $63 million. A significant focus will be exploration at the Back River Gold District, with the goal of enhancing and growing the significant resource base at the Goose Project and surrounding regional targets. In Namibia, the exploration program at the Otjikoto Mine will be the largest program since 2012. In Mali, the exploration program will be a more strategic search for near-mine, near-surface sources of additional sulphide-related gold mineralization. In the Philippines, the exploration program at Masbate will focus on converting inferred mineral resource areas and expanding the existing open pits. Early stage exploration programs will continue in Finland, the Philippines and Cote d’Ivoire in 2024. Finally, the search for new joint ventures and strategic investment opportunities will continue, building on existing equity investments in Snowline Gold Corp. and Matador Mining Ltd.

Canada Exploration

A total of $28 million is budgeted for exploration at the Back River Gold District in 2024. A total of 25,000 meters (“m”) of drilling will target extensions of the Llama and Umwelt deposits, the largest and highest grade resources at the Goose Project. In addition to drilling, deep-imaging geophysical methods are planned in order to improve the Company’s ability to target new underground resources in areas such as Nuvuyak, Goose Neck and Kogoyak. Regional exploration including geophysics, mapping, and potentially, limited drilling will be undertaken on the George, Boot, Boulder and Del projects.

Mali Exploration

A total of $10 million is budgeted for exploration in Mali in 2024 with an ongoing focus on discovery of additional high-grade, sulphide mineralization across the Fekola Complex to supplement feed to the Fekola mill. A total of 20,000 m of diamond and reverse circulation drilling is planned for Mali in 2024.

Namibia Exploration

A total of $9 million is budgeted for exploration at Otjikoto in 2024, the largest program since the definition of the Wolfshag discovery in 2012. The focus of the exploration program will be drilling the recently discovered Antelope deposit, located approximately 3 km south of Phase 5 of the Otjikoto open pit, with a total of 39,000 m of drilling planned.

The Philippines Exploration

The total budget for the Philippines in 2024 is approximately $6 million, of which the Masbate exploration budget is $4 million, including approximately 7,000 m of drilling. The 2024 exploration program will continue to focus on converting inferred mineral resource areas below existing design pits, to support expanding the existing open pits. Several grassroots greenfield targets will be further tested as well.

An additional $2 million will be allocated to targeting new regional projects in highly prospective areas in the Philippines, leveraging off B2Gold’s presence and operational experience in the country. A total of 4,000 m is allocated to testing new projects.

Grassroots Exploration

B2Gold has allocated approximately $13 million (including $2 million for the grassroots projects in the Philippines) in 2024 for its grassroots exploration programs, including Finland and Cote d’Ivoire.

In Finland, the Company has allocated $4 million to fund its 70% contribution to the Central Lapland Joint Venture with Aurion Resources Ltd. A total of 9,700 m of diamond drilling will test targets defined during an extensive prospectivity analysis completed in 2023.

A budget of approximately $3 million has been allocated by the Company for ongoing exploration in Cote d’Ivoire. A total of 17,000 m of diamond, reverse circulation and reconnaissance auger drilling is planned in 2024.

In addition to the defined programs noted above, the Company has allocated approximately $4 million for the generation and evaluation of new greenfields targets.

Preliminary 2025 Production Outlook

The preliminary 2025 outlook is based on a number of assumptions and estimates as of December 31, 2023, including among other things, assumptions about receipt of required permits. Outlook involves estimates of known and unknown risks, uncertainties and other factors, which may cause the actual results to be materially different.

Preliminary 2025 Production Outlook (100% Basis)	Fekola Complex (1)	Masbate	Otjikoto	Goose	Total
Gold Production (koz)	560 - 610	170 - 190	180 - 200	220 - 260	1,130 – 1,260

(1) The Fekola Complex is comprised of the Fekola Mine (Medinandi permit hosting the Fekola and Cardinal pits and the Fekola underground) and Fekola Regional (Anaconda Area (Bantako, Menankoto and Bakolobi permits) and the Dandoko permit).

In 2025, the Company expects a significant increase in gold production at the Fekola Complex, relative to 2024, as a result of the scheduled mining and processing of higher-grade ore from the Fekola and Cardinal pits, full year contribution of higher-grade ore from Fekola Regional and commencement of mining the higher-grade Fekola underground (subject to receipt of necessary permits). For the full year 2025, the Fekola Complex is estimated to produce between 560,000 and 610,000 ounces of gold.

At Masbate, gold production is expected to be between 170,000 and 190,000 ounces in 2025, similar to 2024. Ore is expected to be mined from the Main Vein, Blue Quartz, and Old Lady open pits. Mill throughput, gold grade processed, and gold recoveries are all expected to be similar to 2024 levels.

At Otjikoto, gold production is expected to be between 180,000 and 200,000 ounces in 2025, similar to 2024. Ore is expected to be mined from Phase 5 of the Otjikoto open pit and from the Wolfshag underground mine. Mill throughput, gold grade processed, and gold recoveries are all expected to be similar to 2024 levels.

First gold production at the Goose Project is anticipated in the first quarter of 2025. From first gold production, the Company expects to be operating at full nameplate capacity of 4,000 tonnes per day by the end of the second quarter of 2025, with expected gold production for calendar year 2025 of between 220,000 and 260,000 ounces. The Company still expects gold production to be approximately 300,000 ounces per year over the first five years of operation. An updated Goose Project life of mine plan will be finalized in the first quarter of 2024.

Gold Prepay Arrangement

To further enhance the financial flexibility of the Company and provide additional cash liquidity at attractive terms as the Company continues to fund sustaining, development and growth projects across the operating portfolio, and increase financial capacity for potential growth projects in Namibia and Colombia, B2Gold has entered into a Gold Prepay with a number of its existing lenders. The Company will receive an upfront payment of $500 million, based on gold forward curve prices averaging approximately $2,191 per ounce, in exchange for equal monthly deliveries of gold from July 2025 to June 2026 totaling 264,775 ounces, representing approximately 10% of expected annual gold production in each of 2025 and 2026 (subject to finalization of production guidance for 2025 and 2026). Gold deliveries can be from production from any of the Company’s operating mines and the Gold Prepay can be settled prior to maturity through accelerated delivery of the remaining deliverable gold ounces.

The Gold Prepay was executed by Bank of Montreal, Canadian Imperial Bank of Commerce, ING Capital Markets LLC, and National Bank of Canada.

Conference Call

B2Gold executives will host a conference call to discuss the Company’s fourth quarter and full year 2023 production results and 2024 guidance on Wednesday, January 24, 2024, at 6:00 am PT / 9:00 am ET. Participants may dial in using the numbers below:

  Toll-free in U.S. and Canada: +1 (800) 319-4610
  All other callers: +1 (604) 638-5340

Participants may also elect to pre-register for the conference call: registration link. Upon registering, participants will receive a calendar invitation by email with dial in details and a unique PIN. This will allow participants to bypass the operator queue and connect directly to the conference. Registration will remain open until the end of the conference call.

The conference call will be available for playback for two weeks by dialing toll-free in the U.S. and Canada: +1 (800) 319-6413, replay access code 0643. All other callers: +1 (604) 638-9010, replay access code 0643.

About B2Gold

B2Gold is a low-cost international senior gold producer headquartered in Vancouver, Canada. Founded in 2007, today, B2Gold has operating gold mines in Mali, Namibia and the Philippines, a mine under construction in northern Canada and numerous development and exploration projects in various countries including Mali, Colombia and Finland. B2Gold forecasts total consolidated gold production of between 860,000 and 940,000 ounces in 2024.

Qualified Persons

Bill Lytle, Senior Vice President and Chief Operating Officer, a qualified person under NI 43-101, has approved the scientific and technical information related to operations matters contained in this news release.

Andrew Brown, P.Geo., Vice President, Exploration, a qualified person under NI 43-101, has approved the scientific and technical information related to exploration and mineral resource matters contained in this news release.

ON BEHALF OF B2GOLD CORP.

“Clive T. Johnson”
President and Chief Executive Officer

The Toronto Stock Exchange and NYSE American LLC neither approve nor disapprove the information contained in this news release.

Production results and production guidance presented in this news release reflect total production at the mines B2Gold operates on a 100% project basis. Please see our Annual Information Form dated March 16, 2023 for a discussion of our ownership interest in the mines B2Gold operates.

This news release includes certain "forward-looking information" and "forward-looking statements" (collectively "forward-looking statements") within the meaning of applicable Canadian and United States securities legislation, including: projections; outlook; guidance; forecasts; estimates; and other statements regarding future or estimated financial and operational performance, gold production and sales, revenues and cash flows, and capital costs (sustaining and non-sustaining) and operating costs, including projected cash operating costs and AISC, and budgets on a consolidated and mine by mine basis, which if they occur, would have on our business, our planned capital and exploration expenditures; future or estimated mine life, metal price assumptions, ore grades or sources, gold recovery rates, stripping ratios, throughput, ore processing; statements regarding anticipated exploration, drilling, development, construction, permitting and other activities or achievements of B2Gold; and including, without limitation: projected gold production, cash operating costs and AISC on a consolidated and mine by mine basis in 2024; total consolidated cash operating costs for 2023 being between $670 and $730 per ounce and at AISC of between $1,195 and $1,255 per ounce; total consolidated gold production of between 860,000 and 940,000 ounces in 2024, with cash operating costs of between $835 and $895 per ounce and AISC of between $1,360 and $1,420 per ounce; the Company’s gold production to be relatively consistent throughout 2024; consolidated gold production of between 1,130,000 and 1,260,000 ounces in 2025, including a significant increase in the gold production at the Fekola Complex, with expected lower consolidated AISC; B2Gold’s continued prioritization of developing the Goose Project in a manner that recognizes Indigenous input and concerns and brings long-term socio-economic benefits to the area; the Goose Project capital cost being approximately C$1,050 million, and the net cost of open pit and underground development, deferred stripping, and sustaining capital expenditures to be incurred prior to first gold production being approximately C$200 million; the construction capital cost to complete the Goose Project being approximately C$335 million; the WIR at the Goose Project being operational by the second full week of February 2024; the potential for first gold production in the first quarter of 2025 from the Goose Project; the Company’s total capitalized stripping expenditures moderating in 2024; the potential for Fekola Regional to provide saprolite material to feed the Fekola mill within three months after receipt of an exploitation license; the timing and results of a study for the Fekola Complex optimization study; the significant increase in gold production in 2025 from the Fekola Complex as a result of the scheduled ore from Fekola Regional and commencement of mining at Fekola underground; the impact of the 2023 Mali Mining Code; the potential to extend Wolfshag underground mine past 2026; the timing and results of a PEA for the Gramalote Project; and B2Gold’s attributable share of Calibre’s production. All statements in this news release that address events or developments that we expect to occur in the future are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, although not always, identified by words such as "expect", "plan", "anticipate", "project", "target", "potential", "schedule", "forecast", "budget", "estimate", "intend" or "believe" and similar expressions or their negative connotations, or that events or conditions "will", "would", "may", "could", "should" or "might" occur. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made.

Forward-looking statements necessarily involve assumptions, risks and uncertainties, certain of which are beyond B2Gold's control, including risks associated with or related to: the volatility of metal prices and B2Gold's common shares; changes in tax laws; the dangers inherent in exploration, development and mining activities; the uncertainty of reserve and resource estimates; not achieving production, cost or other estimates; actual production, development plans and costs differing materially from the estimates in B2Gold's feasibility and other studies; the ability to obtain and maintain any necessary permits, consents or authorizations required for mining activities; environmental regulations or hazards and compliance with complex regulations associated with mining activities; climate change and climate change regulations; the ability to replace mineral reserves and identify acquisition opportunities; the unknown liabilities of companies acquired by B2Gold; the ability to successfully integrate new acquisitions; fluctuations in exchange rates; the availability of financing; financing and debt activities, including potential restrictions imposed on B2Gold's operations as a result thereof and the ability to generate sufficient cash flows; operations in foreign and developing countries and the compliance with foreign laws, including those associated with operations in Mali, Namibia, the Philippines and Colombia and including risks related to changes in foreign laws and changing policies related to mining and local ownership requirements or resource nationalization generally; remote operations and the availability of adequate infrastructure; fluctuations in price and availability of energy and other inputs necessary for mining operations; shortages or cost increases in necessary equipment, supplies and labour; regulatory, political and country risks, including local instability or acts of terrorism and the effects thereof; the reliance upon contractors, third parties and joint venture partners; the lack of sole decision-making authority related to Filminera Resources Corporation, which owns the Masbate Project; challenges to title or surface rights; the dependence on key personnel and the ability to attract and retain skilled personnel; the risk of an uninsurable or uninsured loss; adverse climate and weather conditions; litigation risk; competition with other mining companies; community support for B2Gold's operations, including risks related to strikes and the halting of such operations from time to time; conflicts with small scale miners; failures of information systems or information security threats; the ability to maintain adequate internal controls over financial reporting as required by law, including Section 404 of the Sarbanes-Oxley Act; compliance with anti-corruption laws, and sanctions or other similar measures; social media and B2Gold's reputation; risks affecting Calibre having an impact on the value of the Company's investment in Calibre, and potential dilution of our equity interest in Calibre; as well as other factors identified and as described in more detail under the heading "Risk Factors" in B2Gold's most recent Annual Information Form, B2Gold's current Form 40-F Annual Report and B2Gold's other filings with Canadian securities regulators and the U.S. Securities and Exchange Commission (the "SEC"), which may be viewed at www.sedar.com and www.sec.gov, respectively (the "Websites"). The list is not exhaustive of the factors that may affect B2Gold's forward-looking statements.

B2Gold's forward-looking statements are based on the applicable assumptions and factors management considers reasonable as of the date hereof, based on the information available to management at such time. These assumptions and factors include, but are not limited to, assumptions and factors related to B2Gold's ability to carry on current and future operations, including: development and exploration activities; the timing, extent, duration and economic viability of such operations, including any mineral resources or reserves identified thereby; the accuracy and reliability of estimates, projections, forecasts, studies and assessments; B2Gold's ability to meet or achieve estimates, projections and forecasts; the availability and cost of inputs; the price and market for outputs, including gold; foreign exchange rates; taxation levels; the timely receipt of necessary approvals or permits; the ability to meet current and future obligations; the ability to obtain timely financing on reasonable terms when required; the current and future social, economic and political conditions; and other assumptions and factors generally associated with the mining industry.

B2Gold's forward-looking statements are based on the opinions and estimates of management and reflect their current expectations regarding future events and operating performance and speak only as of the date hereof. B2Gold does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change other than as required by applicable law. There can be no assurance that forward-looking statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits or liabilities B2Gold will derive therefrom. For the reasons set forth above, undue reliance should not be placed on forward-looking statements.

Cautionary Statement Regarding Mineral Reserve and Resource Estimates
The disclosure in this news release was prepared in accordance with Canadian National Instrument 43-101, which differs significantly from the requirements of the United States Securities and Exchange Commission ("SEC"), and resource and reserve information contained or referenced in this news release may not be comparable to similar information disclosed by public companies subject to the technical disclosure requirements of the SEC. Historical results or feasibility models presented herein are not guarantees or expectations of future performance.

For more information on B2Gold please visit the Company website at www.b2gold.com or contact:

Michael McDonald
VP, Investor Relations & Corporate Development
+1 604-681-8371
investor@b2gold.com

Cherry De Geer
Director, Corporate Communications
+1 604-681-8371
investor@b2gold.com